                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            Osicom Technologies, Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                    688271501
                                    ---------
                                 (CUSIP Number)


Mr. Rohit Phansalkar                        With a copy to:
FIBR Holdings, LLC                          Jeffry S. Hoffman, Esq.
1330 Avenue of the Americas, 36th Floor     Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                   405 Lexington Avenue
(212) 842-1600                              New York, New York 10174
                                            (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 1, 1999
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  688271501                                      Page  2  of     Pages
                                                               ---    ---
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          FIBR Holdings, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

--------------------------------------------------------------------------------
   NUMBER OF     7    SOLE VOTING POWER
    SHARES            0
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY      8    SHARED VOTING POWER
     EACH             679,483
   REPORTING     ---------------------------------------------------------------
    PERSON       9    SOLE DISPOSITIVE POWER
     WITH             0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      679,483
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     679,483
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1.       SECURITY AND ISSUER

         The class of equity security to which this Statement on Schedule 13D (this "Schedule 13D") relates is the common stock, par value $.30 per share (the "Common Stock") of Osicom Technologies, Inc., a New Jersey corporation (the "Issuer" or the "Company"), with its principal executive offices located at 2800 28th Street, Suite 100 Santa Monica, CA 90405.

ITEM 2.       IDENTITY AND BACKGROUND

         (a), (b), (c) and (f) This Schedule 13D is being filed by FIBR Holdings, LLC, a New York limited liability company ("Holdings" or the "Reporting Person") with a business address at 1330 Avenue of the Americas, 36th Floor, New York. In accordance with the requirements of Schedule 13D, responses to Items 2 through 6 of Schedule 13D are also being provided with respect to Andersen Weinroth & Co., L.P., a Delaware limited partnership and the sole voting member of Holdings ("AW"), G. Chris Andersen ("Andersen"), Stephen Weinroth ("Weinroth"), and Rohit Phansalkar ("Phansalkar"). Each of Holdings, AW, and Messrs. Andersen, Weinroth and Phansalkar are collectively referred to herein as the "Covered Persons".

         Holdings is a New York limited liability company with a business address of 1330 Avenue of the Americas, 36th Floor, New York.

         AW is a Delaware limited partnership with a business address of 1330 Avenue of the Americas, 36th Floor, New York. AW is the sole voting member of Holdings.

         Mr. Andersen is a United States citizen with a business address of Andersen Weinroth & Co., L.P., 1330 Avenue of the Americas, 36th Floor, New York. Mr. Andersen is one of the two managers of Holdings and one of the two general partners of AW.

         Mr. Weinroth is a United States citizen with a business address of Andersen Weinroth & Co., L.P., 1330 Avenue of the Americas, 36th Floor, New York. Mr. Weinroth is one of the two general partners of AW.

         Mr. Phansalkar is a United States citizen with a business address of Andersen Weinroth & Co., L.P., 1330 Avenue of the Americas, 36th Floor, New York. Mr. Phansalkar is one of the two managers of Holdings.

         (d) and (e). During the past five years, none of the Covered Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3.       SOURCE AND AMOUNT OF FUNDS

         Holdings used its working capital to purchase the 679,483 shares of Common Stock at an aggregate cost of $7,500,000 as disclosed in Item 4 below.

         Mr. Andersen purchased the securities of the Issuer disclosed herein as owned by him with his own funds.

         Mr. Phansalkar purchased the securities of the Issuer disclosed herein as owned by him through two separate margin accounts maintained with Bear Stearns & Company (with respect to which a copy of the form of margin account agreement is attached hereto as Exhibit 1) and Laidlaw Global Securities (with respect to which clearing is conducted by Pershing, Division of Donaldson, Lufkin & Jenrette Securities Corporation).


ITEM 4.       PURPOSE OF THE TRANSACTION

         On December 1, 1999, pursuant to the Stock Purchase Agreement, dated December 1, 1999, between the Company and Holdings (the "Stock Purchase Agreement"), Holdings purchased from the Company 679,483 shares of Common Stock (the "Purchase Agreement Shares") at a per share price of $11.0378 and an aggregate price of $7,500,000.

         The Stock Purchase Agreement provides that at or subsequent to the closing of such Agreement (the "Closing Date"), Holdings shall have the right to designate one member of the Board of Directors of the Company to serve until the annual meeting of the shareholders of the Company in 2001. The nominee shall be required to complete a questionnaire in the same form as has been executed by all other directors of the Company. Subject to the approval of the existing directors upon review of such questionnaire and any other relevant information, such approval not to be unreasonably withheld, the existing directors will elect such nominee to the Board of Directors, and such individual shall receive the same compensation as each other non-employee director of the Company.

         To date, Holdings has not designated one member of the Board of Directors of the Company.

         Pursuant to the Stock Purchase Agreement, from and after the Closing Date, Holdings shall, and shall use its reasonable best efforts to cause any of its members to which Holdings transfers the Purchase Agreement Shares, to vote the Purchase Agreement Shares at all times prior to their sale at any regular or special meeting of the shareholders of the Company called for the purpose of filling positions on the Board of Directors of the Company, or in any written consent executed in lieu of such a meeting of shareholders, in favor of the nominees proposed by the Company's Board of Directors. In the event that Holdings or its members do not cast its vote in accordance with the previous sentence, the Company's Board of Directors is authorized to do so. As a condition precedent to having the Company's transfer agent effect a transfer of any Purchase Agreement Shares to a member of Holdings, the Company may require such transferee(s) to execute a document granting the Board of Directors authority consistent with this paragraph.

         All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Covered Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Covered Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing, no Covered Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Covered Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) Holdings is the beneficial owner of 679,483 shares of Common Stock (representing 6.1% of the outstanding shares of Common Stock) which are owned directly by Holdings, and with respect to such shares, Holdings has shared power with AW, and Messrs. Andersen, Weinroth and Phansalkar to vote and dispose of such shares.

         AW is the beneficial owner of 679,483 shares of Common Stock (representing 6.1% of the outstanding shares of Common Stock), of which 679,483 shares of Common Stock are directly owned by Holdings and may be deemed to be indirectly owned by AW, in its capacity as the sole voting member of Holdings. AW has shared power with Holdings, and Messrs. Andersen, Weinroth and Phansalkar to vote and dispose of such shares.

         Mr. Andersen is the beneficial owner of 724,483 shares of Common Stock (representing __% of the outstanding shares of Common Stock), of which (i) 679,483 shares of Common Stock are owned directly by Holdings and may be deemed to be indirectly owned by Mr. Andersen, in his capacity as one of the general partners of AW and a manager of Holdings, and with respect to such shares, Mr. Andersen has shared power with Holdings, AW, and Messrs. Weinroth and Phansalkar to vote and dispose of such shares and (ii) 45,000 shares of Common Stock are owned directly by Mr. Andersen, and with respect to such shares, Mr. Andersen has sole power to vote and dispose of such shares. On September 24, 1999, Mr. Andersen sold, at a price of $131.30, in the open market a covered call option exercisable by the holder to purchase 10,000 shares at $15.00 per share. The call option expires in February 2000. In addition, on November 15, 1999, Mr. Andersen sold, at a price of $403.00, on the open market a covered call option exercisable by the holder to purchase 10,000 shares at $22.50 per share. The call option expires in February 2000.

         Mr. Weinroth is the beneficial owner of 679,483 shares of Common Stock (representing 6.1% of the outstanding shares of Common Stock), of which 679,483 shares of Common Stock are directly owned by Holdings and may be deemed to be indirectly owned by Mr. Andersen in his capacity as one of the general partners of AW.

         Mr. Phansalkar is the beneficial owner of 693,551 shares of Common Stock (representing 6.2% of the outstanding shares of Common Stock), of which
(i) 679,483 shares of Common Stock are owned directly by Holdings and may be deemed to be indirectly owned by Mr. Phansalkar in his capacity as a manager of Holdings, and with respect to such shares, Mr. Phansalkar has shared power with Holdings, AW, and Messrs. Andersen and Weinroth to vote and dispose of such shares and (ii)

14,068 shares of Common Stock are owned directly by Mr. Phansalkar, and with respect to such shares, Mr. Phansalkar has sole power to vote and dispose of such shares.

         The number of shares beneficially owned by each of the Covered Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Covered Persons is based on 11,107,666 outstanding shares of Common Stock of the Issuer as of December 1, 1999, as represented by the Company in its Proxy Statement dated December 1, 1999 for its Annual Meeting of Shareholders to be held January 5, 2000.

         (c) On December 1, 1999, pursuant to the Stock Purchase Agreement, Holdings purchased from the Company 679,483 shares of Common Stock at a per share price of $11.0378 and an aggregate price of $7,500,000. During the past sixty days, no other transactions in the Common Stock have been effected by Holdings.

         During the past sixty days, no transactions in the Common Stock have been effected by AW.

         Each transaction in the Common Stock by Mr. Andersen during the past sixty days is set forth on Annex A hereto.

         During the past sixty days, no transactions in the Common Stock have been effected by Mr. Weinroth.

         Each transaction in the Common Stock by Mr. Phansalkar during the past sixty days is set forth on Annex A hereto.

         (d)      Not Applicable.

         (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

         On December 1, 1999, pursuant to the Stock Purchase Agreement, Holdings purchased from the Company 679,483 shares of Common Stock (the "Purchase Agreement Shares") at a per share price of $11.0378 and an aggregate price of $7,500,000.

         The Stock Purchase Agreement provides that at or subsequent to the closing of such Agreement (the "Closing Date"), Holdings shall have the right to designate one member of the Board of Directors of the Company to serve until the annual meeting of the shareholders of the Company in 2001. The nominee shall be required to complete a questionnaire in the same form as has been executed by all other directors of the Company. Subject to the approval of the existing directors upon review of such questionnaire and any other relevant information, such approval not to be unreasonably withheld, the existing directors will elect such nominee to the Board of Directors, and such individual shall receive the same compensation as each other non-employee director of the Company.

         Pursuant to the Stock Purchase Agreement, from and after the Closing Date, Holdings shall, and shall use its reasonable best efforts to cause any of its members to which Holdings transfers the Purchase Agreement Shares, to vote the Purchase Agreement Shares at all times prior to their sale at any regular or special meeting of the shareholders of the Company called for the purpose of filling positions on the Board of Directors of the Company, or in any written consent executed in lieu of such a meeting of shareholders, in favor of the nominees proposed by the Company's Board of Directors. In the event that Holdings or its members do not cast its vote in accordance with the previous sentence, the Company's Board of Directors is authorized to do so. As a condition precedent to having the Company's transfer agent effect a transfer of any Purchase Agreement Shares to a member of Holdings, the Company may require such transferee(s) to execute a document granting the Board of Directors authority consistent with this paragraph.

         The Stock Purchase Agreement provides, that prior to any offer or sale by the Company's subsidiary, Meret Communications, Inc. ("Meret") of Meret's common stock (or any securities convertible or exercisable into or exchangeable for common stock) it will deliver, at least ten (10) business days prior to such proposed issuance, to Holdings written notice describing the proposed offering, including the aggregate amount to be offered and the terms and conditions thereof (a "Participation Notice"), and provide Holdings with an option to participate in such offering up to $7,500,000 (the "Right of Participation") on the terms and conditions set forth in the Participation Notice. Holdings may exercise its Right of Participation by delivering written notice of such exercise (an "Exercise Notice") to the Company on or before the eighth (8th) business day following receipt of the Participation Notice, which notice shall specify the dollar amount of the securities that Holdings wishes to purchase in such offering. In the event that Holdings exercises its Right of Participation with respect to such offering, the Company shall, within one business day thereafter (i) determine in good faith from the lead investor or lead venture financier in the event of a private offering or from the managing underwriter in the event of an initial public offering whether Holdings will be allowed to participate in such offering, provided that the Company shall recommend to such lead investor or lead venture financier or managing underwriter that Holdings be allowed to so participate, and to purchase the dollar amount of securities requested by Holdings and (ii) notify Holdings of such determination. The Right of Participation shall apply only to Meret's initial financing subsequent to the Closing Date. In the event that Holdings transfers Purchase Shares to any of its members and until such time as such members transfer the Purchase Shares, each such member shall have the foregoing rights afforded to Holdings with respect to such Purchase Shares (it being the intent of the parties that the Right of Participation for Holdings and its members not exceed $7,500,000 in the aggregate); provided that Holdings shall retain and have the sole right to receive the Participation Notice from the Company and deliver the Exercise Notice to the Company in accordance with the provisions of the foregoing provision of the Stock Purchase Agreement.

         In addition to the assignment of rights and obligations contemplated under the above-described provisions to members of the Purchaser, Holdings may assign its rights and obligations hereunder, in connection with any private sale or transfer of the Shares in accordance with the terms hereof, as long as, as a condition precedent to such transfer, the transferee executes an acknowledgment agreeing to be bound by the applicable provisions of this Agreement in which case the term "Holdings" shall be deemed to refer to such transferee as though such transferee were an original signatory hereto.

         At the Closing, the Company paid to Andersen Weinroth Capital Corp. $300,000 in connection with the transactions contemplated by the Stock Purchase Agreement.

         A copy of the Stock Purchase Agreement is attached hereto as Exhibit 2.

         Pursuant to the Registration Rights Agreement, dated December 1, 1999 between the Company and Holdings (the "Registration Rights"), at any time after the Registrable Date (as defined below), subject to the terms and conditions of the Registration Rights Agreement, Holdings on behalf of the holders of the Transfer Restricted Securities (as defined below) shall have the right to require the Company, by written request, to cause the Transfer Restricted Securities to be registered with the Commission by filing a registration statement to cover the offer and resale by a holder from time to time and the methods of distribution elected by such holder of the Purchase Securities as set forth in such registration statement. The Registrable Date is defined as the date upon which the first of the following occur: (a) the Company distributes to its shareholders or otherwise sells, transfers or disposes of all or substantially all of the common stock of NETsilicon, Inc., a Massachusetts corporation, that it owns, or (b) the first anniversary of the date upon which the Purchase Securities were issued to Holdings. Pursuant to the Registration Rights Agreement, subject to the terms and conditions set forth in the Registration Rights Agreement, if the Company at any time proposes to register (other than a registration on Form S-8 or S-4 or any successor or similar forms) any of its equity securities under the Act, whether or not for sale for its own account, in a manner which would permit registration of Transfer Restricted Securities for offer or resale under the Act, it will each such time use its best efforts to effect the registration under the Act of all Transfer Restricted Securities held by the holders. "Transfer Restricted Securities" are defined as the Purchase Agreement Shares until each such share (i) has been effectively registered under the Securities Act of 1933, as amended (the "Act"), or (ii) is distributed to the public pursuant to Rule 144 under the Act or (iii) may be sold or transferred pursuant to Rule 144(k)(or any similar provisions then in force) under the Act or otherwise.

         The Registration Rights Agreement shall not inure to the benefit of or be binding upon a successor or assign of a holder of Transfer Restricted Securities unless and to the extent such successor or assign acquired Transfer Restricted Securities from such holder. Notwithstanding any assignment by Holdings of the Registration Rights Agreement, Holdings shall remain the entity which has the right to require the Company by written request to cause the Transfer Restricted Securities to be registered pursuant to the terms of the Demand Registration provisions thereof unless Holdings expressly agrees otherwise in a written instrument executed by Holdings.

         A copy of the Registration Rights Agreement is attached hereto as
Exhibit 3.

         Pursuant to a letter agreement, dated November 5, 1999, by and between the Company and AW (the "Letter Agreement"), AW has agreed to provide assistance to the Company with respect to the identification and recruitment of senior officers and directors for the Company and/or its subsidiaries or affiliates. The Letter Agreement provides that for each senior officer (an "Officer") identified by AW and employed by the Company or any of its subsidiaries or affiliates, the Company will grant AW 75,000 warrants with a life of two years and exercisable at the same price or prices at which the Officer's employee stock options are exercisable. The Warrants shall vest six months after the Officer's start date and only if upon such date the Officer remains employed by the Company or its subsidiary or affiliate. In addition, the Company will issue unregistered shares of Common Stock to AW in an amount equal to 10% of the total value of the Officer's first year compensation.

         The Letter Agreement provides that for each director (a "Director") identified by AW and elected to the Board of Directors of the Company or any of its subsidiaries or affiliates, the Company will grant the Director a number of options and having such terms as would ordinarily be granted under the Directors Stock Option Plan (or other applicable compensation plan) of the Company or its subsidiary or affiliate. For each Director identified by AW, the Company will grant, or cause to be granted to 25,000 warrants each having a life of two years, but otherwise having the same terms as the options granted the Director. The warrant grant shall be made as of the date the Director is elected to the Board of Directors of the Company or any of its subsidiaries or affiliates.

         A copy of the Letter Agreement is attached hereto as Exhibit 4.

         The Operating Agreement, dated December 1, 1999, of Holdings (the "Operating Agreement"), by and among AW, Libra Fund LP, organized under the laws of the State of Delaware, Topaz Private Equity Fund, organized under the laws of the Cayman Islands, and Michael Targoff, an individual resident in the State of New York, provides that there shall be two classes of Members: the Voting Members and the Nonvoting Members. On any matter requiring a vote, consent or approval of the Members, the Voting Members shall be the only persons to whom the matter is required to be submitted, and each shall have one vote. Except as otherwise provided in the Operating Agreement, or as required by applicable law, the vote, consent or approval of a majority of the Voting Members shall constitute the act of Holdings. No Non-voting Member shall have a voice or vote in any matter, except as specifically provided herein. The Operating Agreement provides that AW is the sole Voting Member of Holdings.

         The Operating Agreement provides that unless otherwise agreed by a unanimous vote of the Members, there shall be two (2) Managers of Holdings, and that the initial Managers shall be Christopher Andersen and Rohit K. Phansalkar
 . Each Manager shall hold office until his or her death, resignation or retirement or until his or her successor is elected A Manager need not be a Member.

         The Operating Agreement provides for the establishment of capital accounts and membership percentages, as well as the method of allocations and distributions of gains and losses of Holdings to Members of Holdings. The Operating Agreement provides that Holdings may distribute to the Members of Holdings assets of Holdings as a distribution-in-kind.

         A copy of the form of Operating Agreement is attached hereto as
Exhibit 5.

         On September 24, 1999, Mr. Andersen sold, at a price of $131.30, in the open market a covered call option exercisable by the holder to purchase 10,000 shares at $15.00 per share. The call option expires in February 2000. In addition, on November 15, 1999, Mr. Andersen sold, at a price of $403.00, on the open market a covered call option exercisable by the holder to purchase 10,000 shares at $22.50 per share. The call option expires in February 2000.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

  Exhibit 1 Form of Margin Account Agreement, between Bear Stearns and Mr. Phansalkar

  Exhibit 2 Stock Purchase Agreement, dated December 1, 1999, between Osicom Technologies, Inc. and FIBR Holdings, LLC

  Exhibit 3 Registration Rights Agreement, dated December 1, 1999 between Osicom Technologies, Inc. and FIBR Holdings, LLC.

  Exhibit 4 Letter Agreement, dated November 5, 1999, between Osicom Technologies, Inc. and Andersen Weinroth & Co., L.P.

  Exhibit 5 Form of Operating Agreement of FIBR Holdings, LLC, dated December 1, 1999

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        FIBR HOLDINGS, LLC

                                        By: /s/ Rohit Phansalkar
                                            Name:  Rohit Phansalkar
                                            Title: Manager

Dated: December 13, 1999

                                     ANNEX A
      Purchases and Sales of Shares of Common Stock within the Last 60 Days
                                By Chris Andersen


                                                          Number
                                                          ------
                               Price Per                  of
                               ---------                  --
Date                           Share                      Shares
----                           -----                      ------

11/4(2)                        $11.50                      9,800
11/4(2)                         11.438                       200
9/24(1)                         15.00                     10,000
11/15(1)                        22.50                     10,000






-------------------------------
1    Open Market Sale
2    Open Market Purchase


      Purchases and Sales of Shares of Common Stock within the Last 60 Days
                               By Rohit Phansalkar


                               Price Per                 Number of
                               ---------                 ---------
Date                           Share                     Shares
----                           -----                     ------
11/17, 18, 19(2)               $10.00                    7,000
11/17, 18, 19(2)                12.50                    5,600
10/12(1)                         8.00                      300
11/17(3)                        8 5/8                      500
11/17(3)                        8 5/8                      400
11/18(3)                        6 1/8                      900
11/18(3)                        9 5/8                      300
11/18(3)                        8 1/8                      300
11/18(3)                        5 7/8                    1,000
11/18(3)                        7 1/8                    1,000


-------------------------------
1    Open Market Sale
2    Exercise of Publicly Traded Option
3    Open Market Sale of Currently Exercisable Publicly-Traded Option

                                 Exhibit Index

Exhibit Number                       Description
--------------                       -----------

      1         Form of Margin Account Agreement, between Bear Stearns and Mr.
                Phansalkar

      2 Stock Purchase Agreement, dated December 1, 1999, between Osicom Technologies, Inc. and FIBR Holdings, LLC

      3 Registration Rights Agreement, dated December 1, 1999 between Osicom Technologies, Inc. and FIBR Holdings, LLC.

      4 Letter Agreement, dated November 5, 1999, between Osicom Technologies, Inc. and Andersen Weinroth & Co., L.P.

      5         Form of Operating Agreement of FIBR Holdings, LLC, dated
                December 1, 1999